Exhibit 6.8

Offer of Employment

Pacaso

May 14, 2024

Douglas Shankman

dougshankman2@gmail.com

RE: Offer of Employment, Chief Revenue Officer

Dear Doug,

On behalf of Pacaso (or “Company”), it is my pleasure to offer you a full-time exempt Chief Revenue Officer position. Your employment Start Date is May 29, 2024.

Responsibilities

This position reports to the CEO, Austin Allison, and responsibilities (which may be subject to change based on the needs of the business) are outlined in EXHIBIT A.

Compensation and Benefits

Your annualized salary will be $300,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. You are also eligible for a bonus that will be based on your ability to hit Company metrics and revenue goals. The quarterly bonus target is $50k quarterly variable for hitting our Base Plan, or $75k quarterly variable for hitting our Bull Plan. The bonus compensation plan itself is subject to change based on needs of the business. For Q2 2024 and Q3 2024, as part of your ramp, we will pay out 100% of the $50k quarterly variable prorated to the amount of time you are employed in the given quarter, provided that (i) we hit 85% of the Plan and (ii) that you remain employed through the entirety of the applicable quarter.

You will be provided a $15,000 one-time relocation allowance to cover relocation expenses. Please keep the receipts for these costs and submit for reimbursements through Brex or invoice. You will receive $1k per day plus expenses for each day you spend in the office to ramp up.

There is no specific limit to vacation days and can be used at the employee’s discretion. Employees are expected to use best judgment when planning a vacation, and excessive vacation time should generally only occur when employee’s results are exceeding expectations. Because vacation time is not accrued, vacation time will not be paid at the end of employment. You will be eligible to participate in the company benefit plans, including health, vision, dental, and 401k. Benefits are effective on your start date.

If your employment is terminated by the Company other than for Cause or due to your death or disability, and subject to your timely execution, delivery and non-revocation of a general release of claims in a form acceptable to the Company, you will be entitled to severance pay equal to three (3) months of your base salary (less applicable taxes and withholdings). “Cause” shall mean (a) your conviction or a plea of guilty or nolo contendere for any felony or misdemeanor crime involving moral turpitude, (b) your fraud, embezzlement, theft, misappropriation, dishonesty, willful misconduct or deliberate injury to the Company or its affiliates in the performance of your duties, (c) your material breach of any of your fiduciary duties to the Company or any agreement with the Company, (d) your engagement in any willful misconduct which has a material adverse effect on the Company or its reputation or standing in the business community or the community as a whole, or (e) your deliberate failure to perform your employment duties, comply with the policies of the Company or follow specific reasonable directions received from the Company.

Travel and Expenses

The Company will pay all reasonable travel and entertainment expenses, in accordance with the Pacaso expense policy. You will submit an expense report on a monthly basis.

Equity

You will receive an equity grant of 1,075,000 restricted stock units (“RSUs”). Near your 4-year anniversary with the Company, you may be eligible to receive a second grant. Details of the vesting schedule and other relevant documents are outlined in Exhibit B.

At-Will Employment

Your employment with Pacaso will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. Further, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. . The Company reserves the right to re-evaluate its employment relationship with Employee at any time and at regular intervals.

Conditions

This offer of employment is contingent upon your (i) verification of work authorization in the U.S.; (ii) satisfactory completion of a background check that may encompass a reference check,

a review of your criminal conviction history, education verification, employment verification and/or drug screen; and (iii) execution of an Inventions Assignment and Restrictive Covenant Agreement.

Acceptance of Employment

Please sign and return this letter at your earliest convenience, by EOD Tuesday, May 14, 2024.

Sincerely,

Austin Allison, CEO

5/14/2024
Company Signature	Date

Employee Acknowledgment

I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.

5/14/2024
Employee Signature	Date

EXHIBIT A

Job Responsibilities:

●	Build and manage a high performing inside sales and service team to deliver on revenue and service level goals. The sales functions will be responsible for both supply and demand conversion, as well as interfacing with real estate agents to show listings.
●	Create sales plans that align with the company’s strategic initiatives from quarter to quarter, and execute against that plan while regularly reporting key results.
●	Drive scale and profitability by appropriately professionalizing the company’s go-to-market strategy and sales functions.
●	Collaborate with marketing leadership to create and execute winning marketing strategies to drive profitable growth.
●	Propel sales leadership to develop and implement revenue driving strategies, which create long-term customer and business value.
●	Inspire customer success leadership to define and deliver on the customer value proposition, without sacrificing firm profitability targets.
●	Maintain a customer-first focused organization, whereby we relentlessly obsess over Product Market Fit to focus on the right customer in the right markets.
●	Effectively resolve issues across the marketing/sales and customer success functions – must be comfortable with conflict, addressing issues, and solving problems in a practical and healthy manner.
●	Build a winning sales team and organization through hiring and inspiring team members. The sales culture should be vibrant and positive, aligning completely with the company mission, vision and values. At all times the leader must consistently demonstrate a passion for the company’s core valuesCreate accountability within the company by developing appropriate metrics and performance expectations for their team.

EXHIBIT B

Equity Options:

You will have the opportunity to participate in equity ownership via restricted stock units (“RSUs”). The terms of this equity award will be defined in a separate Equity Incentive Plan, which will be sent along with your grant.

The vesting schedule is as follows: subject to satisfaction of the liquidity event requirement as outlined in the Restricted Stock Unit Award Notice that will be sent with your grant, (i) twenty-five percent (25%) of the total number of RSUs subject to this award shall vest on the one (1) year anniversary of your employment start date, and (ii) one-sixteenth (1/16th) of the total number of RSUs shall vest on each subsequent Quarterly Installment Date following the (1) year anniversary of your employment start date, in each case subject to rounding conventions adopted by the Company from time to time. “Quarterly Installment Date” shall mean each of February 25, May 25, August 25, and November 25 of a given calendar year.